Mercedes-Benz Auto Receivables Trust 2012-1
Investor Report

Collection Period Ended   31-Aug-2014

Amounts in USD

Dates

Collection Period No.	24	
Collection Period (from... to)	1-Aug-2014	31-Aug-2014
Determination Date	11-Sep-2014	
Record Date	12-Sep-2014	
Distribution Date	15-Sep-2014	
Interest Period of the Class A-1 Notes (from... to)	15-Aug-2014	15-Sep-2014	Actual/360 Days	31
Interest Period of the Class A-2, A-3 and A-4 Notes (from... to)	15-Aug-2014	15-Sep-2014	30/360 Days	30

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	450,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	500,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	450,000,000.00	282,233,128.59	254,010,967.83	28,222,160.76	62.715913	0.564469
Class A-4 Notes	146,500,000.00	146,500,000.00	146,500,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,546,500,000.00**	**428,733,128.59**	**400,510,967.83**	**28,222,160.76**		
Overcollateralization	47,874,327.63	55,803,101.47	55,803,101.47			
Adjusted Pool Balance	1,594,374,327.63	484,536,230.06	456,314,069.30			
Yield Supplement Overcollateralization Amount	56,491,714.15	16,836,802.96	15,780,400.82			
Pool Balance	**1,650,866,041.78**	**501,373,033.02**	**472,094,470.12**			

	Amount	Percentage
Initial Overcollateralization Amount	47,874,327.63	3.00%
Target Overcollateralization Amount	55,803,101.47	3.50%
Current Overcollateralization Amount	55,803,101.47	3.50%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	0.230000%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	0.370000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	0.470000%	110,541.31	0.245647	28,332,702.07	62.961560
Class A-4 Notes	0.610000%	74,470.83	0.508333	74,470.83	0.508333
Total		**$185,012.14**		**$28,407,172.90**	

Amounts in USD

Available Funds		Distributions	
Principal Collections	29,169,141.06	(1) Total Servicing Fee	417,810.86
Interest Collections	1,162,433.40	Nonrecoverable Advances to the Servicer	0.00
Net Liquidation Proceeds	14,942.40	(2) Total Trustee Fees (max. $100,000 p.a.)	0.00
Recoveries	194,933.84	(3) Interest Distributable Amount Class A Notes	185,012.14
Purchase Amounts	0.00	(4) Priority Principal Distributable Amount	0.00
Advances made by the Servicer	0.00	(5) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
Investment Earnings	285.60	(6) Regular Principal Distributable Amount	28,222,160.76
Available Collections	30,541,736.30	(7) Additional Servicing Fee and Transition Costs	0.00
Reserve Fund Draw Amount	0.00	(8) Total Trustee Fees [not previously paid under (2)]	0.00
Available Funds	**30,541,736.30**	(9) Excess Collections to Certificateholders	1,716,752.54
		Total Distribution	**30,541,736.30**

Distribution Detail

	Due	Paid	Shortfall
Total Servicing Fee	417,810.86	417,810.86	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	185,012.14	185,012.14	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	110,541.31	110,541.31	0.00
thereof on Class A-4 Notes	74,470.83	74,470.83	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	185,012.14	185,012.14	0.00
Priority Principal Distributable Amount	0.00	0.00	0.00
Regular Principal Distributable Amount	28,222,160.76	28,222,160.76	0.00
Aggregate Principal Distributable Amount	28,222,160.76	28,222,160.76	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,985,935.82
Reserve Fund Amount - Beginning Balance	3,985,935.82
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	33.86
minus Net Investment Earnings	33.86
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,985,935.82
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	33.86
Net Investment Earnings on the Collection Account	251.74
Investment Earnings for the Collection Period	285.60

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Receivables
Cutoff Date Pool Balance	1,650,866,041.78	60,543
Pool Balance beginning of Collection Period	501.373.033.02	32.895
Principal Collections	19,593,112.59	
Principal Collections attributable to Full Pay-offs	9,576,028.47	
Principal Purchase Amounts	0.00	
Principal Gross Losses	109,421.84	
Pool Balance end of Collection Period	472,094,470.12	31,738
Pool Factor	28.60%	

	As of Cutoff Date	Current
Weighted Average APR	2.93%	2.83%
Weighted Average Number of Remaining Payments	47.48	28.88
Weighted Average Seasoning (months)	13.98	35.69

Delinquency Profile *

	Amount	Number of Receivables	Percentage
Current	468,225,837.52	31,547	99.18%
31-60 Days Delinquent	2,883,059.72	148	0.61%
61-90 Days Delinquent	661,204.63	29	0.14%
91-120 Days Delinquent	324,368.25	14	0.07%
Total	472,094,470.12	31,738	100.00%

 *A receivable is not considered delinquent if the amount past due is less than 10% of the payment due under such receivable

Losses

	Current
Principal Gross Losses	109,421.84
Principal Net Liquidation Proceeds	14,668.85
Principal Recoveries	192,763.19
Principal Net Losses	-98,010.20
Cumulative Principal Net Losses	2,779,105.46
Cumulative Principal Net Losses as % of Cutoff Date Pool Balance	0.168%